Exhibit 99.1

News Release
B2Gold Corp. Reports Second Quarter 2016 Results;
Operating Cash Flows Double on Record Gold Production, Higher Realized Prices and Lower Costs

Vancouver, August 3, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the three and six months ended June 30, 2016. The Company previously released its gold production and revenue results for the second quarter of 2016 (see news release dated 07/13/16). All dollar figures are in United States dollars unless otherwise indicated.

2016 Second Quarter Highlights

•	Record quarterly consolidated gold production of 135,242 ounces, 4% (or 5,697 ounces) above budget and 11% (or 13,676 ounces) greater than the same period in 2015
•	Consolidated gold revenue a quarterly record of $164.8 million on sales of 130,829 ounces at an average price of $1,260 per ounce, an increase in revenue of 21% over the same period in 2015
•	Consolidated cash operating costs a quarterly record low of $494 per ounce, $90 per ounce (or 15%) below budget and $183 per ounce (or 27%) below the prior-year quarter
•	Consolidated all-in sustaining costs of $731 per ounce, $232 per ounce (or 24%) below budget and $325 per ounce (or 31%) below the prior-year quarter
•	Cash flow from operating activities of $67.6 million ($0.07 per share), almost doubling from $34.3 million ($0.04 per share) generated in the prior-year quarter
•	Strong cash position of $99.8 million at quarter-end
•	Masbate Mine gold production of 57,188 ounces at cash operating costs of $396 per ounce
•	Company is on track to meet its 2016 annual production guidance range of 510,000 to 550,000 ounces of gold
•	Consolidated cash operating costs/all-in sustaining costs are now expected to be at the lower end of the Company's annual cost guidance range of $560 to $595 per ounce and $895 to $925 per ounce, respectively
•	Construction of the Fekola mine is progressing well, on schedule and on budget, and is expected to commence production in late 2017
•	Additional positive exploration drill results reported for the Fekola and Kiaka projects
•	Subsequent to June 30, 2016, on August 2, 2016, the Company approved an $18 million budget for the expansion of the Fekola mill from 4 million tonnes per year to 5 million tonnes per year, expected to be completed in late 2017 and commissioned in conjunction with the main plant commissioning

2016 First-Half Highlights

•	Record half-year consolidated gold production of 263,086 ounces, 6% (or 14,663 ounces) above budget and 11% (or 25,661 ounces) over the same period in 2015

•	Consolidated gold revenue a half-year record of $309.1 million on sales of 251,728 ounces at an average price of $1,228 per ounce
•	Consolidated cash operating costs a half-year record low of $497 per ounce, $93 per ounce (or 16%) below budget and $191 per ounce (or 28%) below the same period last year
•	Consolidated all-in sustaining costs of $801 per ounce, $230 per ounce (or 22%) below budget and $271 per ounce (or 25%) below the same period last year
•	Cash flow from operating activities of $239.2 million ($0.26 per share), including $120 million proceeds from Prepaid Sales transactions
•	Masbate Mine gold production of 109,915 ounces at cash operating costs of $425 per ounce
•	Signed commitment letter to enter into a Euro equivalent $80.9 million Equipment Facility with Caterpillar Financial SARL for the Fekola project

2016 Second Quarter and First-Half Operational Results

Consolidated gold production in the second quarter of 2016 was another quarterly record of 135,242 ounces, 4% (or 5,697 ounces) above budget and 11% (or 13,676 ounces) higher than the second quarter of 2015. The increase in gold production was attributable to the continued strong operational performance of the Masbate Mine in the Philippines. Gold production at the Otjikoto Mine was in-line with expectations despite the previously reported pit slope failure on the Phase 1 pit access ramp on April 26, 2016. A new ramp was successfully constructed and mining of the Phase 1 pit resumed in mid-June.

In the second quarter of 2016, consolidated cash operating costs were a quarterly record low of $494 per ounce, $90 per ounce (or 15%) below budget and $183 per ounce (or 27%) below the prior-year quarter. This was mainly the result of lower fuel costs and higher gold production. Cash operating costs also benefited from a weaker Namibian dollar than budgeted. Consolidated all-in sustaining costs in the quarter were $731 per ounce, $232 per ounce (or 24%) below budget and $325 per ounce (or 31%) lower than the second quarter of 2015. The lower all-in sustaining costs were primarily driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of land purchases, pre-stripping and underground development activity.

Consolidated gold production for the first-half of 2016 was a half-year record of 263,086 ounces, 6% (or 14,663 ounces) above budget and 11% (or 25,661 ounces, including 18,815 ounces of pre-commercial production from Otjikoto) higher than the same period in 2015.

For the six-month period ended June 30, 2016, consolidated cash operating costs were a half-year record low of $497 per ounce, $93 per ounce (or 16%) below budget and $191 per ounce (or 28%) lower than the first-half of 2015. Consolidated all-in sustaining costs in the first-half of 2016 were $801 per ounce, below both budget of $1,031 per ounce and $1,072 per ounce in the first-half of 2015.

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces. Gold production for the year is scheduled to be weighted to the second-half of the year, mainly due to higher forecast grades at the Otjikoto, Libertad and Limon mines. Based on the Company's strong operational performance in the first-half of 2016, consolidated cash operating costs for the full-year 2016 are now expected to be at the lower end of the Company's annual guidance range of $560 to $595 per ounce, compared to $616 per ounce in 2015. The Company's consolidated all-in sustaining costs are also now expected to be at the lower end of the fiscal 2016 guidance range of $895 to $925 per ounce, compared to $947 per ounce in 2015.

2016 Second Quarter and First-Half Financial Results

Consolidated gold revenue in the second quarter of 2016 was a quarterly record $164.8 million on record sales of 130,829 ounces at an average price of $1,260 per ounce compared to $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce in the second quarter of 2015. The 21% increase in gold revenue was mainly attributable to a 14% increase in gold sales volume and a 6% increase in the average realized gold price.

In the second quarter of 2016, the Company's cash flow from operating activities almost doubled to $67.6 million ($0.07 per share) from $34.3 million ($0.04 per share) in the prior-year quarter, driven by higher gold production, higher realized sales prices, and lower operating costs.

Adjusted net income was $29.0 million ($0.03 per share) in the second quarter of 2016 compared to an adjusted net loss of $1.4 million ($0.00 per share) in the prior-year quarter. Adjusted net income in the second quarter of 2016 mainly excluded a non-cash mark-to-market loss of $37.4 million relating to the overall change in fair value of the Company's convertible senior subordinated notes. The Company generated a net loss of $11.8 million (negative $0.01 per share) in the quarter compared to a net loss of $22.8 million (negative $0.02 per share) in the second quarter of 2015.

Consolidated gold revenue for the first-half of 2016 was a half-year record of $309.1 million on record sales of 251,728 ounces at an average price of $1,228 per ounce compared to $275.4 million (or $298.5 million including $23.1 million of pre-commercial sales from Otjikoto) on sales of 229,222 ounces (or 247,688 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,201 per ounce in the first-half of 2015.

Year-to-date, cash flow from operating activities was $239.2 million ($0.26 per share) compared to $93.0 million ($0.10 per share) in the first-half of 2015. The increase included $120 million of proceeds received from Prepaid Sales transactions (see "Liquidity and Capital Resources" section below).

Adjusted net income for the first-half of 2016 was $47.8 million ($0.05 per share) compared to $9.5 million ($0.01 per share) in the first-half of 2015. For the six months ended June 30, 2016, the Company generated a net loss of $5.2 million (negative $0.00 per share) compared to a net loss of $16.4 million (negative $0.02 per share) in the comparable period of 2015.

Liquidity and Capital Resources

As at June 30, 2016, the Company remained in a strong financial position with working capital of $105.9 million including unrestricted cash and cash equivalents of $99.8 million. In addition, the Company has $175 million of undrawn capacity on its revolving credit facility and a commitment letter, subject to satisfaction of certain conditions precedent, to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver predetermined volumes of gold on agreed future delivery dates in exchange for upfront cash pre-payment. The Prepaid Sales transactions have a term of 33 months, which commenced in March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company's mines in 24 equal monthly instalments during 2017 and 2018 (estimated to represent approximately 9% and 5%, respectively, of the forecast production in those years).

Operations

Mine-by-mine gold production in the second quarter and first-half of 2016 was as follows:

Mine	Q2 2016 Production (ounces)	First-Half 2016 Production (ounces)	2016 Guidance (ounces)
Masbate	57,188	109,915	175,000 – 185,000
Otjikoto	36,172	71,875	160,000 – 170,000
La Libertad	30,807	60,005	125,000 – 135,000
El Limon	11,075	21,291	50,000 – 60,000

B2Gold Consolidated	135,242	263,086	510,000 – 550,000

Mine-by-mine cash operating costs in the second quarter and first-half of 2016 was as follows:

Mine	Q2 2016 Cash Operating Costs ($ per ounce)	First-Half 2016 Cash Operating Costs ($ per ounce)	2016 Guidance ($ per ounce)
Masbate	$396	$425	$620 - $660
Otjikoto	$386	$384	$400 - $440
La Libertad	$717	$672	$650 - $680
El Limon	$733	$753	$610 - $650

B2Gold Consolidated	$494	$497	$560 - $595

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued its very strong operational performance into the second quarter of 2016, producing 57,188 ounces of gold (the second highest quarterly production ever for the mine), 27% (or 12,159 ounces) above budget and 39% (or 15,952 ounces) higher than the second quarter of 2015. Gold production improved against budget mainly due to better grades from the Main Vein pit combined with higher throughput and recoveries driven by higher than budgeted oxide ore from the Colorado pit. Mill throughput for the second quarter of 2016 was 1,699,705 tonnes compared to a budget of 1,652,085 tonnes and 1,768,928 tonnes in the second quarter of 2015. The average gold grade processed was 1.40 g/t compared to a budgeted grade of 1.19 g/t and second quarter 2015 grades of 0.96 g/t. Mill recoveries averaged 75.0% which was better than budgeted recoveries of 71.3% and slightly below the second quarter of 2015 of 75.8%. Recoveries in the second quarter of 2016 were better than budget as the Company processed 31% oxide material and 69% sulfide/transitional material in the quarter versus a budget of 17% and 83%, respectively. The Company expects to mine a similar ratio of oxide ore (33%) and sulfide/transitional ore (67%) against a budget of 22% oxide ore and 78% sulfide/transitional ore in the third quarter of 2016. The trend of higher than budgeted grades from Main Vein pit is also expected to continue into the third quarter.

Masbate's second quarter cash operating costs were a record low $396 per ounce, $198 per ounce (or 33%) below budget and $386 per ounce (or 49%) below the prior-year quarter. This was mainly the result of higher gold production and lower fuel and energy costs. All-in sustaining costs in the quarter were $556 per ounce, significantly below both budget of $837 per ounce and $1,199 per ounce in the prior-year quarter, reflecting the favourable cash operating costs as well as lower than budgeted pre-stripping costs.

Year-to-date, gold production at Masbate was 109,915 ounces of gold, significantly above budget by 21% (or 19,403 ounces) and 26% (or 22,438 ounces) higher than the first-half of 2015.

Masbate's first-half cash operating costs were a record low $425 per ounce, $167 per ounce (or 28%) below budget and $300 per ounce (or 41%) below the same period last year. All-in sustaining costs in the first-half of 2016 were $595 per ounce, significantly below both budget of $855 per ounce and $1,029 per ounce in the first-half of 2015.

Capital expenditures in the second quarter of 2016 totaled $8.8 million which consisted mainly of $5.3 million for the plant expansion and $1.7 million in mobile equipment purchases. Year-to-date capital expenditures totaled $17.4 million, consisting mainly of $9.7 million for the plant expansion, $2.1 million in mobile equipment purchases and $1.7 million in pre-stripping.

The Company is in the process of completing a process plant upgrade at the Masbate Mine. The work will be completed in phases and is expected to be fully commissioned and in production by the end of the third quarter of 2016. Process plant upgrades consisting of additional leaching/adsorption tankage and an oxygenation system were brought online at the end of June. Further upgrades in progress include a carbon harvest screen, carbon regeneration kiln, and added tailings pumps. The purpose of the plant upgrade is to continue to promote improved gold recovery and maintain higher throughput.

On February 19, 2016, the Masbate Mine received ISO 14001 accreditation which confirms that the Environmental Management System is certified to ISO standards, as required by Philippine law.

For full-year 2016, Masbate's gold production is expected to meet or exceed the high end of its production guidance range of 175,000 to 185,000 ounces of gold while cash operating costs are expected to be below or at the low end of its cost guidance range of $620 to $660 per ounce.

Otjikoto Mine, Namibia

The Otjikoto Mine in Namibia produced 36,172 ounces of gold in the second quarter of 2016, comparable to budget (of 37,426 ounces) and 36,963 ounces produced in the second quarter of 2015. Gold production was largely unaffected despite the previously reported pit slope failure on the Phase 1 pit access ramp on April 26, 2016.

Following the slope failure, a recovery plan to regain access to the Phase 1 pit was developed. The plan called for a temporary new access ramp to be established by mid-June to be utilized until the Phase 1 pit becomes depleted, expected in November 2016. The new ramp was successfully constructed and mining of the Phase 1 pit resumed in mid-June. During the construction of the new ramp, mill feed had been mainly sourced from the medium grade ore stockpile, and supplemented with high grade ore extracted from the Phase 2 pit (as part of the Phase 2 pre-stripping activities).

With the successful completion of the plant expansion project in the third quarter of 2015, the budgeted annual throughput rate for 2016 was increased from 2.5 million tonnes per year to 3.3 million tonnes per year. For the second quarter of 2016, the Otjikoto mill achieved record quarterly throughput of 890,704 tonnes, 8% above budget (of 821,184 tonnes) and 25% higher than the second quarter of 2015 (of 711,462 tonnes). The average mill recoveries for the second quarter of 2016 were 98.0%, compared to a budget of 97.0% and recoveries during the same period of the previous year of 98.7%. The average gold grade processed was 1.29 g /t compared to a budget of 1.43 g /t and 1.63 g /t in the prior-year quarter. Gold grades were negatively impacted in the quarter by the ramp failure which had restricted access to the high grade ore at the Phase 1 pit. However, gold production remained largely unaffected as higher mill throughput and recoveries offset the lower grades.

Otjikoto's second quarter cash operating costs were $386 per ounce, $63 per ounce (or 14%) below budget and $99 per ounce (or 20%) below the prior-year quarter. This was mainly the result of lower fuel prices and a weaker Namibian dollar/US dollar foreign exchange rate. All-in sustaining costs in the quarter were $570 per ounce, below both budget of $795 per ounce and $611 per ounce in the prior-year quarter, reflecting lower cash operating costs as well as lower than budgeted capital expenditures due to timing differences between the first and second quarter.

During the first-half of 2016, the Otjikoto Mine produced 71,875 ounces of gold, approximately in-line with budget (of 73,079 ounces) and 6% higher compared to 68,097 ounces (including 18,815 ounces of pre-commercial production) produced in the first-half of 2015.

Otjikoto's first-half cash operating costs were $384 per ounce, $84 per ounce (or 18%) below budget and $99 per ounce (or 20%) below the same period last year. All-in sustaining costs in the first-half of 2016 were $702 per ounce compared to budget of $819 per ounce and $615 per ounce in the first six months of 2015.

Capital expenditures in the second quarter of 2016 totaled $7.6 million and included pre-stripping costs of $4.0 million and mobile equipment costs of $3.3 million. Net capital expenditures for the six months ended June 30, 2016 totaled $26.3 million and included pre-stripping costs of $9.4 million and mobile equipment costs of $16.1 million.

With access to the higher grade Phase 1 pit being re-established for the second-half of 2016 and the positive mill throughput/recoveries, there is no impact to Otjikoto's 2016 annual guidance of 160,000 to 170,000 ounces of gold production at cash operating costs of $400 to $440 per ounce. Gold production at Otjikoto is weighted to the second half of the year, due to higher anticipated grades as the Phase 1 pit is completed. The high-grade Wolfshag open pit, scheduled to enter production towards the end of the fourth quarter of 2016, is expected to increase production in 2017 and beyond. A new life of mine plan, based on the new grade model and geotechnical data including mining from the open pit component of the Wolfshag deposit, is expected to be completed in the fourth quarter of 2016. Following the promising results of an internal scoping study, a detailed engineering study of Wolfshag underground mining is expected to commence in the third quarter of 2016, with results to be delivered in 2017.

La Libertad Gold Mine - Nicaragua

In the second quarter of 2016, La Libertad Mine in Nicaragua produced 30,807 ounces of gold, approximately 7% (or 2,423 ounces) below budget. Mining from the higher grade Jabali Antenna pit was scheduled to commence in the second quarter of 2016. However, the Company has experienced additional delays in relocation and permitting activities. As a result, average process grades for the quarter were lower than anticipated (1.75 g/t compared to budget of 1.90 g/t). The Company now anticipates that the Jabali Antenna pit will enter the production stream in late 2016, upon completion of the resettlement activities and receipt of remaining mining permits. Gold production in the second quarter of 2016 was 11% (or 3,126 ounces) higher than the second quarter of 2015. During the second quarter of 2016, La Libertad had better grade than the same period in 2015, mainly due to the processing of higher grades from the Jabalí Central pit and Mojon underground. The mill continues to operate well processing 579,756 tonnes (Q2 2015 – 573,807 tonnes) with gold recoveries averaging 94.8% (Q2 2015 – 94.5%). Both throughput and recoveries were as budgeted.

La Libertad's cash operating costs in the second quarter of 2016 were $717 per ounce, $28 per ounce (or 4%) above budget but $96 per ounce (or 12%) lower compared to the prior-year quarter. These variances were mainly due to differences in grades processed (as discussed above). All-in sustaining costs in the quarter were $942 per ounce, below both budget of $1,075 per ounce and $1,120 per ounce in the prior-year quarter. All-in sustaining costs in the quarter reflect lower than budgeted pre-stripping costs at Jabali Central and lower capital expenditures due to delays in accessing the Jabali Antenna zone.

In the first-half of 2016, La Libertad Mine produced 60,005 ounces of gold, slightly above budget (of 59,214 ounces) and 13% higher compared to 53,007 ounces produced in the first-half of 2015.

Year-to-date, La Libertad's cash operating costs were $672 per ounce, $26 per ounce (or 4%) below budget and $154 per ounce (or 19%) below the same period last year. All-in sustaining costs in the first-half of 2016 were $991 per ounce, below both budget of $1,295 per ounce and $1,164 per ounce in the first-half of 2015.

By modifying the 2016 mine schedule to mine additional material from Jabali Central and Mojon underground, the Company expects that any 2016 production shortfalls arising from delays in accessing ore at the Jabali Antenna pit can be offset. Therefore, La Libertad still expects to meet its 2016 guidance of between 125,000 to 135,000 ounces of gold in 2016 at cash operating costs of approximately $650 to $680 per ounce. Gold production at La Libertad is expected to be weighted towards the second half of the year, due to higher forecast processed grades. Under the 2016 modified mine plan, Libertad's mill feed in the second half of the year is forecast to contain a higher percentage of high grade ore from Jabali Central and Mojon underground (replacing low grade spent ore) versus the first-half of the year.

On May 5, 2016, the Company received the 2015 Award for Social Responsibility in Nicaragua related to its work on the Jabali Antenna settlement project to date. The award recognizes the Company's commitment to social development projects that benefit the local communities in which it operates.

El Limon Gold Mine - Nicaragua

El Limon open pit and underground mine in Nicaragua produced 11,075 ounces of gold in the second quarter of 2016, 2,785 ounces below budget and 4,611 ounces lower than the same quarter last year. Gold production was lower than budget due to 20% lower (than planned) mill throughput (99,947 tonnes compared to budget of 126,477 tonnes). The reduced throughput partly reflects the timing for downtime (13 days) related to the SAG ring gear change-out which had been originally planned for the first quarter of 2016 but was deferred to the second quarter. The mill restart was successfully completed on April 24th. Fleet haulage equipment availability during the quarter also temporarily affected the quantity of ore available for process during May and June but has now been rectified. The average mill recoveries for the second quarter of 2016 were 94.5%, compared to a budget of 93.5% and recoveries during the same period of the previous year of 94.4%. The average gold grade processed was 3.65 g /t compared to a budget of 3.65 g /t and 4.13 g /t in the prior-year quarter. Gold production at El Limon in the second quarter of 2015 reflected higher processed grades and throughput.

El Limon's second quarter cash operating costs were $733 per ounce, $66 per ounce (or 10%) above budget and $118 per ounce (or 19%) higher compared to the prior-year quarter. The increase was mainly due to the mill downtime outlined above. All-in sustaining costs in the quarter were $1,121 per ounce compared to budget of $1,073 per ounce and $1,179 per ounce in the prior-year quarter.

For the first-half of 2016, El Limon Mine produced 21,291 ounces of gold, 4,327 ounces below budget and 7,553 ounces lower than the first six months of 2015.

El Limon's first-half cash operating costs were $753 per ounce, $71 per ounce (or 10%) above budget and $82 per ounce (or 12%) higher than the first-half of 2015. All-in sustaining costs in the first-half of 2016 were $1,124 per ounce compared to budget of $1,131 per ounce and $1,259 per ounce in the first six months of 2015.

Capital expenditures in the second quarter of 2016 totaled $1.6 million which consisted mainly of $0.7 million of underground development and $0.3 million for a pumping project. Year-to-date capital expenditures totaled $3.0 million, consisting mainly of $1.7 million of underground development and $0.3 million for a pumping project.

With the higher grade areas now accessible and improvements in haulage, the Company expects that El Limon, which represents approximately 10% of B2Gold's 2016 consolidated gold production, will be able to meet its 2016 guidance. El Limon mine is projected to produce approximately 50,000 to 60,000 ounces of gold in 2016 at cash operating costs of approximately $610 to $650 per ounce. Gold production in the mine plan is weighted to the second half of the year, reflecting improving grades in July through December, 2016.

Development

Fekola Development Project - Mali

In the second quarter of 2016, B2Gold's construction team continued to develop the Fekola project in Mali which remains on schedule and on budget to commence production in late 2017. Significant activities during the quarter included:

•	Working on the spillway at the water dam;
•	Diversion ditch and settlement pond completed on the west side of the pit;
•	Removal of material from the pit for construction of the RoM Pad;
•	Concrete pouring in the mill area has commenced (mill, tanks, reclaim tunnel, crusher);
•	Structural steel has started arriving at site;
•	Power plant construction has commenced;
•	Detailed engineering and ordering of long lead items remain on schedule; and,
•	Increased workforce to approximately 800 employees and contractors.

Capital expenditures in the three and six months ended June 30, 2016 totaled $51.0 million and $97.4 million, respectively, versus a construction budget of $44.4 million and $106.3 million, respectively. Expenditures on the Fekola project to date are $226.8 million, including $37.9 million of preconstruction expenditures, compared with a budget to date of $221.4 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola project. According to the Feasibility Study, the estimated average annual gold production for the first seven years will be approximately 350,000 ounces per year at an average cash operating cost of $418 per ounce (based on low grade stockpiling in the initial years of operation) and for the 12.5 year life of mine plan approximately 276,000 ounces per year at average cash operating costs of $552 per ounce.

On June 29, 2016, the Company announced an exploration update for its Fekola project. Based on the positive drill results to date (at both new near surface targets and underground below the main Fekola pit) and exploration potential, the Company is constructing the Fekola mine with a +25% design factor. This means that the capacity for throughput of ore at Fekola could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized feasibility study's estimated throughput of 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company decided to proceed with the mill expansion and approved an $18 million expansion budget (for additional items including a pebble crusher and one additional generator). With this additional capital investment, the Fekola mill expansion is expected to be completed in late 2017 and commissioned in conjunction with the main plant commissioning. This mill capacity increase from 4 million tonnes per year to 5 million tonnes per year could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial projections of approximately 350,000 ounces of gold per year.

During the first quarter of 2016, the Company increased its 2016 exploration budget for Mali by $4.5 million from $6.9 million to $11.4 million. The Company is approximately half-way through a 98,500 metre diamond, reverse circulation, auger and air core drill program to follow up on the successful 2015 program.

Kiaka Development Project – Burkina Faso

On June 29, 2016, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. These indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a very positive effect on the economics of the project. The Company has increased the budget for the areas around the Kiaka deposit by $3 million to a total of $5.6 million on the strength of these results. The additional funds will be used to further explore and conduct infill drilling at the new higher-grade gold zones along with completing detailed metallurgical sampling and testing and base line permitting work.

The Company continues to evaluate its timeline for updating the Kiaka feasibility study. An updated study will include key items such as optimizing the plant throughput rate, new cost estimates based on current economic conditions, alternative sources of electrical power and exploration success near Kiaka. During the second quarter of 2016, the Company approved an additional budget of $7.5 million for updated feasibility study work to be undertaken during the remainder of 2016. The Company is currently targeting mid-2017 for completion of the updated Kiaka study, subject to further delineation of the size of the deposit.

Outlook

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces. Gold production for the year is scheduled to be weighted to the second-half of the year, mainly due to higher forecast grades at the Otjikoto, Libertad and Limon mines. Based on the Company's strong operational performance in the first-half of 2016, consolidated cash operating costs for the full-year 2016 are expected to be at the lower end of the Company's annual guidance range of $560 to $595 per ounce, compared to $616 per ounce in 2015. The Company's consolidated all-in sustaining costs are also expected to be at the lower end of the fiscal 2016 guidance range of $895 to $925 per ounce, compared to $947 per ounce in 2015. The improvement in consolidated cash operating and all-in-sustaining costs against both budget and prior year reflects lower fuel costs at all sites and better than budgeted production at the Masbate Mine. In the first-half of 2016, the Masbate Mine had better than budgeted throughput, grades and recoveries. Cash operating costs also benefited from a weaker Namibian dollar than budgeted.

In March 2016, the Company put several new funding measures in place. A total of $120 million was received from Prepaid Sales arrangements and the Company signed a commitment letter for an $81 million Equipment Facility with Caterpillar Financial SARL. In addition, higher realized gold prices and better operating cost performance from the Company's mines continue to significantly improve operating cash flows. In the second quarter of 2016, operating cash flows from the Company's mining operations totaled $67.6 million, almost doubling from the prior year quarter. The Company expects that the combination of the new funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations and ensure that, based on current assumptions, construction of the Fekola Project is fully funded through to completion (forecast to be late 2017).

The core activities of the Company remain its current mining operations and the construction of its Fekola Project. In addition to its development of Fekola, the Company is also focused on maintaining strategic development expenditures on core projects such as the Masbate Mine process plant upgrade. These core project investments should continue to contribute to the Company's overall operating cost improvements, operational efficiencies and production growth profile. Sustainable organic growth also requires a continued focus on exploration, including both brownfield exploration at the Company's existing projects and additional greenfield opportunities. The most significant areas of exploration focus for the Company are in West Africa. As part of the 2016 budget, the Company originally allocated $30 million for exploration activities. Since the beginning of 2016, the Company has committed additional funds totaling approximately $15 million to pursue additional greenfield exploration targets in both Mali and Burkina Faso and to update the Kiaka Feasibility study.

The Company's ability to secure funding for the construction of the Fekola Project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company's production profile, clearly demonstrates that its cost effective growth strategy is working. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs. The Company's Otjikoto Mine was a key contributor towards the Company's overall production growth profile in 2015, and is projected to be the Company's lowest cost producing mine in 2016. The Fekola Project is currently in construction and scheduled to commence production in late 2017. The Company has recently approved an $18 million budget for the expansion of the Fekola mill from 4 million tonnes per year to 5 million tonnes per year which is expected to be brought on-line in late 2017 in conjunction with the main plant commissioning. Fekola is expected to be another low-cost mine and should enable the Company to significantly increase its production base while at the same time reduce its consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce. The Company also has a well-established track record of exploration success and the strategic allocation of funds to pursuing exploration targets is also expected to be a primary contributor to the Company's ongoing growth profile.

Based on current assumptions and updates to the Company's long-term mine plans, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces, 540,000 to 580,000 ounces in 2017 and significantly increasing to between 900,000 to 950,000 ounces in 2018 with the planned first full-year of production from the Fekola Project.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest growing intermediate gold producers in the world. Since its inception in 2007, B2Gold has evolved into an international gold mining company, with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold's Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low cost structure and growth profile.

Second Quarter 2016 Financial Results - Conference Call Details

B2Gold Corp. will release its second quarter 2016 financial results before the North American markets open on Thursday, August 4, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, August 4, 2016 at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175166. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (passcode: 4588463).

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; production estimates and guidance, including the Company's projected gold production of between 510,000 to 550,000 ounces in 2016 and production being weighted towards the second half of 2016; anticipated revenue; projected operating and production costs and guidance; estimates of capital expenditures and planned investments; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including: the development and production from the Fekola Project by late 2017 and the Fekola Project being on schedule, on budget and fully funded; the potential throughput at Fekola of up to five million tonnes per year in the initial years of production, the estimated capital expenditures required to reach such throughput and the potential to increase estimated production at Fekola; completion of a life of mine plan and engineering study for the Otjikoto Mine incorporating the Wolfshag zone; the commencement of a detailed engineering study of Wolfshag in the third quarter of 2016, with results to be delivered in 2017; updating the Kiaka Project feasibility study; the projections included in existing technical reports, economic assessments and feasibility studies, including the Feasibility Study for the Fekola Project; the potential for expansion of production capacity, including the expansion of gold production at the Otjikoto Mine and anticipated production from the adjacent Wolfshag zone in late 2016 accessing higher grades and increasing production at Otjikoto in 2017 and beyond; completion of the planned upgrade of the Masbate plant by the end of the third quarter in 2016; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit in late 2016 and the expectation for gold production at Wolfshag to increase in 2017; production shortfalls as a result of delays in accessing ore at Jabali being fully offset; mill feed at Masbate in the second half of 2016 containing higher percentage of higher grade ore; planned exploration and exploration budgets, including the planned exploration at Fekola and Kiaka and the results thereof and the potential identification of new mineralization or discoveries there and the effect of adding mineralization from the Toega prospect on the economics of the Kiaka project; the delivery of ounces under the Prepaid Sales arrangements; the adequacy of capital for continued operations; and the satisfaction of conditions precedent and completion of funding under the Equipment Facility with Caterpillar Financial SARL. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute "reserves" by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC's Industry Guide 7. For the above reasons, information contained in this news release that describes the Company's mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs", "all-in sustaining costs", "adjusted net income" and "adjusted net loss". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures and reconciliation of measures to IFRS terms.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2016	For the three months ended June 30, 2015	For the six months ended June 30, 2016	For the six months ended June 30, 2015

Gold revenue	$164,803	$136,506	$309,055	$275,398

Cost of sales

Production costs	(66,146)	(76,096)	(127,790)	(153,919)
Depreciation and depletion	(38,938)	(35,008)	(73,251)	(67,803)
Royalties and production taxes	(5,565)	(5,761)	(11,421)	(10,756)

Total cost of sales	(110,649)	(116,865)	(212,462)	(232,478)

Gross profit	54,154	19,641	96,593	42,920

General and administrative	(8,174)	(10,352)	(15,662)	(20,060)
Share-based payments	(2,087)	(3,647)	(7,472)	(9,135)
Write-off of mineral property interests	(3,867)	-	(3,867)	-
Provision for non-recoverable input taxes	(787)	(637)	(1,029)	(611)
Foreign exchange losses	(2,147)	(1,166)	(1,785)	(2,915)
Other	(2,049)	(1,057)	(3,584)	(1,786)

Operating income	35,043	2,782	63,194	8,413

Loss on fair value of convertible notes	(37,434)	(8,364)	(43,393)	(6,671)
Gain on sale of Bellavista property	-	-	-	2,192
Community relations	(958)	(1,089)	(1,845)	(1,938)
Interest and financing expense	(2,906)	(8,259)	(5,932)	(9,967)
Realized losses on derivative instruments	(3,752)	(1,994)	(9,247)	(2,548)
Unrealized losses on derivative instruments	(650)	(5,727)	(10,100)	(5,820)
Write-down of long-term investments	(182)	(517)	(182)	(1,855)
Other	(414)	(271)	(1,325)	333

Loss before taxes	(11,253)	(23,439)	(8,830)	(17,861)

Current income tax, withholding and other taxes (expense) recovery	(3,990)	(1,728)	(8,335)	568
Deferred income tax recovery	3,437	2,383	12,010	850

Net loss for the period	$(11,806)	$(22,784)	$(5,155)	$(16,443)

Attributable to:
Shareholders of the Company	$(10,330)	$(21,185)	$(2,013)	$(14,923)
Non-controlling interests	(1,476)	(1,599)	(3,142)	(1,520)

Net loss for the period	$(11,806)	$(22,784)	$(5,155)	$(16,443)

Loss per share (attributable to shareholders of the Company)
Basic	$(0.01)	$(0.02)	$(0.00)	$(0.02)
Diluted	$(0.01)	$(0.02)	$(0.00)	$(0.02)

Weighted average number of common shares outstanding (in thousands)
Basic	930,235	923,035	928,690	920,022
Diluted	930,235	923,035	928,690	920,022

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2016	For the three months ended June 30, 2015	For the six months ended June 30, 2016	For the six months ended June 30, 2015

Operating activities
Net loss for the period	$(11,806)	$(22,784)	$(5,155)	$(16,443)
Mine restoration provisions settled	(66)	(310)	(98)	(444)
Non-cash charges	84,015	58,303	132,610	96,990
Changes in non-cash working capital	(4,010)	787	(10,069)	15,868
Proceeds from prepaid sales	-	-	120,000	-
Changes in long-term value added tax receivables	(529)	(1,681)	1,869	(2,993)

Cash provided by operating activities	67,604	34,315	239,157	92,978

Financing activities
Credit facility, drawdowns net of transaction costs	-	168,854	50,000	168,854
Repayment of credit facility	-	(150,000)	(100,000)	(150,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs	9,807	-	11,043	3,883
Repayment of Otjikoto equipment loan facility	(2,043)	(1,717)	(3,823)	(3,433)
Repayment of Nicaraguan equipment loans	(427)	(380)	(932)	(752)
Interest and commitment fees paid	(6,718)	(5,648)	(9,800)	(7,138)
Common shares issued for cash	6,777	58	6,795	540
Restricted cash movement	(1,119)	31	(1,169)	(400)

Cash provided (used) by financing activities	6,277	11,198	(47,886)	11,554

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(7,618)	(6,007)	(26,326)	(19,533)
Masbate Mine, development and sustaining capital	(8,836)	(11,940)	(17,350)	(16,066)
Libertad Mine, development and sustaining capital	(2,920)	(5,343)	(11,700)	(11,482)
Limon Mine, development and sustaining capital	(1,581)	(5,807)	(2,961)	(11,204)
Fekola Project, development	(50,998)	-	(97,439)	-
Gramalote Project, prefeasibility and exploration	(2,753)	(3,338)	(2,816)	(6,788)
Other exploration and development	(7,800)	(27,362)	(12,833)	(51,625)
Purchase of non-controlling interest	-	-	(6,000)	(6,138)
Acquisition of rights	-	(4,000)	-	(4,000)
Other	(115)	(284)	639	843

Cash used by investing activities	(82,621)	(64,081)	(176,786)	(125,993)

Increase (decrease) in cash and cash equivalents	(8,740)	(18,568)	14,485	(21,461)

Effect of exchange rate changes on cash and cash equivalents	(527)	109	174	(1,385)

Cash and cash equivalents, beginning of period	109,069	128,177	85,143	132,564

Cash and cash equivalents, end of period	$99,802	$109,718	$99,802	$109,718

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2016	As at December 31, 2015

Assets
Current
Cash and cash equivalents	$99,802	$85,143
Accounts receivable and prepaids	10,726	11,532
Value-added and other tax receivables	18,231	20,597
Inventories	100,020	86,324

	228,779	203,596

Long-term investments	14,090	10,163

Value-added tax receivables	26,427	24,804

Mining interests
Owned by subsidiaries	1,813,524	1,723,366
Investments in joint ventures	45,740	42,394

Other assets	21,459	20,059

	$2,150,019	$2,024,382

Liabilities
Current
Accounts payable and accrued liabilities	$57,421	$58,744
Current taxes payable	6,500	10,686
Current portion of long-term debt	14,137	11,726
Current portion of derivative instruments at fair value	14,031	10,618
Current portion of mine restoration provisions	483	483
Current portion of prepaid sales	29,556	-
Other	784	6,663

	122,912	98,920

Derivative instruments at fair value	24,790	18,968

Long-term debt	448,119	451,466

Prepaid sales	90,444	-

Mine restoration provisions	69,432	63,539

Deferred income taxes	57,454	68,939

Employee benefits obligation	6,928	6,814

Other long-term liabilities	3,939	3,197

	824,018	711,843

Equity
Shareholders' equity

Share capital
Issued: 933,915,046 common shares (Dec 31, 2015 – 927,073,436)	2,051,964	2,036,778
Contributed surplus	69,990	70,051
Accumulated other comprehensive loss	(92,762)	(96,254)
Deficit	(708,904)	(706,891)

	1,320,288	1,303,684

Non-controlling interests	5,713	8,855

	1,326,001	1,312,539

	$2,150,019	$2,024,382